UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 14f-1

            Under the Securities Exchange Act of 1934

                        Too Gourmet, Inc.
(Exact name of registrant as specified in its corporate charter)

                  Commission File No. 000-33333

           Nevada                                      33-0967353
     -------------------                            ----------------
(State or other jurisdiction of                     (I.R.S. Employer
incorporation or organization)                   Identification No.)

c/o Bryan Cave LLP, 2020 Main Street, Suite
              600, Irvine, CA                              92614
--------------------------------------------            ---------
  (Address of principal executive offices)              (Zip Code)

                              (949) 223-7103
                          ---------------------
                      Registrant's telephone number

                        November 7, 2003

   NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

     This Information Statement is being furnished to all holders of record at the close of business on November 5, 2003, of shares of $.001 par common stock ("Common Stock") of Too Gourmet, Inc., a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission (the "Commission") Rule 14f-1. As of such date, and immediately prior to the closing of the Transaction (as that term is defined below), the Company had 6,002,500 shares of Common Stock issued and outstanding, all of which shares are entitled to one vote per share on all matters for which stockholders are entitled to vote.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN
RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING
SOLICITED.

                          INTRODUCTION

The Transaction

     Pursuant to an Asset Purchase and Sale Agreement (the "Acquisition Agreement"), with an effective date of September 22, 2003, by and among Prof. Dr. Dr. Hans-Jurgen Reimann ("Prof. Reimann") and Dr. Antje Reimann ("Dr. Reimann") and Too Gourmet, Inc., a Nevada corporation, and Global Life Sciences, Inc., a Nevada corporation formed as its wholly-owned subsidiary, the Company acquired (the "Transaction") the medical business assets and related intellectual property of a medical laboratory and service provider, doing business as the Internationale Fachklinik ("lab") located in Schwerin, Germany (the "Acquired Assets and

Business") from Prof. Reimann and Dr. Reimann. The closing of the Transaction was November 5, 2003, subject to the conclusion of the 10-day period (the "10-day Period") that will follow the date on which this Schedule 14f-1 was filed with the Commission and transmitted to the Company's stockholders of record. The 10-day Period is expected to conclude as of November 17, 2003. In exchange for the Acquired Assets and Business, the Company issued to Prof. Reimann and Dr. Reimann, and their respective designees,
(i) twenty-six million five hundred thousand (26,500,000) shares (the "Acquisition Shares") of Common Stock and (ii) options to purchase up to an additional three million five hundred thousand (3,500,000) shares of Common Stock at an exercise price of $0.10 per share, exercisable on or before September 21, 2006 (the "Acquisition Options").

     As a result of the Transaction, but assuming that the Acquisition Options are not exercised, Prof. Reimann will own approximately 51.3%, and Dr. Reimann will own approximately 3.1%, of the issued and outstanding shares of Common Stock, the sole class of the Company's voting stock.

Changes in Majority of Directors and Executive Officers

     As part of the Transaction, following the conclusion of the 10-day Period, the following changes to the Company's directors and officers will occur:

  *  Mr. Robert Byers, the Company's President, Chief Financial
     Officer, Secretary, and a member of its Board of Directors, will resign such positions.

  *  Mr. Randolf W. Katz, a member of the Company's Board of
     Directors, will resign such position.

  * Mr. Harrysen Mittler, the Company's Chief Executive Officer, will resign such position and will be appointed as Chief
     Financial Officer; further, Mr. Mittler will continue to serve as a member of the Company's Board of Directors, but will no longer serve as its Chairman.

  * Prof. Reimann will be appointed as the Company's Chairman of the Board, President, and Chief Executive Officer.

  * Dr. Reimann will be appointed to the Company's Board of Directors.

  *  Ms. Claudia Knotzsch will be appointed as the Company's
     Secretary and Vice President/General Counsel.

  *  Mr. Thomas Kuspert will be appointed as the Company's Vice
     President/Business Development and Controller.

Acquisition of Assets

     The Transaction. Pursuant to the Acquisition Agreement, the Company acquired the Acquired Assets and Business from Prof. Reimann and Dr. Reimann. In consideration of the Acquired Assets and Business, the Company issued to Prof. Reimann and Dr. Reimann, and their respective designees, the Acquisition Shares and the Acquisition Options. As a result of the Transaction, and assuming that the Acquisition Options are not exercised, Prof. Reimann will own approximately 51.3%, and Dr. Reimann will own approximately 3.1%, of the issued and outstanding shares of Common Stock.


     The Acquired Business. Under the direction of Prof. Reimann, Professor at University of Rostock and at Humboldt University in Berlin, Germany, Ph.D. in Biochemistry and Ph.D. in Medicine, the lab specializes in the research, analysis, and in vitro diagnosis of live biopsy tissue samples for allergic, immunological, and environmentally related disorders. In order to improve the quality of test results, Prof. Reimann developed and patented a unique device, known as a "Tabox", which enables the precise analysis of the effects of allergens and toxins on the human body in an in vitro environment. Currently, the lab operates a total of twenty-eight inter-clinic Tabox systems as proprietary devices, which are available to practitioners, clinics, and other medical clients on a lease-only basis. The lab charges its lessees a user fee for each tissue sample processed at the lab.

Information Regarding the Company

     Please read this Information Statement carefully. It describes the general terms of the Transaction and contains certain biographical and other information concerning the executive officers and directors after the closing of the Transaction. Additional information about the Transaction and the Acquired Assets and Business is contained in the Company's Current Report on Form 8-K, filed with the Commission on November 5, 2003. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission's website at www.sec.gov.

                     EXECUTIVE COMPENSATION

     The following table sets forth certain information as to our highest paid officers for our fiscal year ended December 31, 2002. No other compensation was paid to any such officer or directors other than the cash compensation set forth below.

Summary Compensation Table

==============================================================================
Name and Principal Position  Year    Annual   Bonus     Other      All Other
                                     Salary    ($)      Annual    Compensation
                                       ($)           Compensation
                                                         ($)
------------------------------------------------------------------------------
                             2002     None    None       None         None
Robert Byers - President,
Chief Financial Officer,
and Secretary

------------------------------------------------------------------------------
                             2002     None    None       None         None
Harrysen Mittler - Chief
Executive Officer

==============================================================================

Stock Option Grants

     No stock options were granted to any of the Company's directors and officers during the Company's most recent fiscal year ended December 31, 2002.

Exercises of Stock Options and Year-End Option Values

     No share purchase options were exercised by the Company's officers, directors, and employees during the fiscal year ended
December 31, 2002.

Outstanding Stock Options

     The Company has not granted any stock options and does not have any outstanding stock options. Accordingly, the Company's officers and directors do not hold any options to purchase shares of Common Stock.

Compensation of Directors

     The Company's directors do not receive cash compensation for their services as directors or members of committees of the board.



           [BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

        PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

     The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, as of November 5, 2003 (immediately preceding the closing of the Transaction), by (a) each beneficial owner of more than five percent of the Common Stock, (b) each of the Company's directors, and (c) all of the Company's directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.


========================================================================================
 Title of Class       Name and Address of           Amount and Nature of     Percent of
                        Beneficial Owner            Beneficial Ownership       Class
                                                            (1)
----------------------------------------------------------------------------------------

  Common Stock                                         80,000 shares            1.7%
                     Robert Byers
                     14 Melton Grove Street
                     North York, Ontario M2R 2G9
                     Canada
----------------------------------------------------------------------------------------
  Common Stock                                        100,000 shares            1.3%
                     Harrysen Mittler
                     16-1375 Southdown Road, #126
                     Mississauga, Ontario L5J 2Z1
                     Canada
----------------------------------------------------------------------------------------
  Common Stock                                            -0- shares               *
                     Randolf Katz
                     2020 Main Street, Suite 600
                     Irvine, California 92614
----------------------------------------------------------------------------------------
  Common Stock                                        550,172 shares            9.2%
                     Glynn Fisher
                     LOM Building
                     27 Reid Street
                     Hamilton HM11, Bermuda
----------------------------------------------------------------------------------------
  Common Stock                                        180,000 shares            1.6%
                     All directors and named
                     executive officers as a
                     group (3 persons)

========================================================================================

  * Represents less than 1% of the issued and outstanding shares of Common Stock.

  1.The Company believes that all persons have full voting and investment power to respect to the shares. Under the rules of the Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares a power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which the person has the right to acquire within 60 days, such as warrants or options to purchase shares of Common Stock.

     The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, as of November 5, 2003 (immediately following the closing of the Transaction, subject to the conclusion of the 10-day Period, and taking into effect the issuance of the Acquisition Shares), by (a) each beneficial owner of more than five percent of the Common Stock, (b) each of the Company's directors, and (c) all of the Company's directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.





========================================================================================
 Title of Class       Name and Address of           Amount and Nature of     Percent of
                        Beneficial Owner            Beneficial Ownership       Class
                                                            (1)                  (2)
----------------------------------------------------------------------------------------

Common Stock                                         16,680,000 shares         51.3%
                    Prof. Dr. Dr. JUrgen Reimann
                    Lankower Strasse 11-13
                    Schwerin, Germany
----------------------------------------------------------------------------------------
Common Stock                                          1,000,000 shares          3.1%
                    Dr. Antje Reimann
                    Lankower Strasse 11-13
                    Schwerin, Germany
----------------------------------------------------------------------------------------
Common Stock                                            100,000 shares             *
                    Harrysen Mittler
                    16-1375 Southdown Road, #126
                    Mississauga, Ontario L5J 2Z1
                    Canada
----------------------------------------------------------------------------------------
Common Stock                                         19,580,000 shares         60.4%
                    All directors and named
                    executive officers as a group
                    (5 persons)

========================================================================================

  * Represents less than 1% of the issued and outstanding shares of Common Stock.

  1.The Company believes that all persons have full voting and investment power to respect to the shares. Under the rules of the Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares a power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which the person has the right to acquire within 60 days, such as warrants or options to purchase shares of Common Stock.

  2.Assumes  that the Acquisition Options are not exercised.   If
     the Acquisition Options exercised, the percentages set forth above would be 46.3%, 2.8%, and 54.4%, respectively.

     Beneficial ownership is determined in accordance with the rules of the Commission generally includes voting or investment power with respect to securities. In accordance with Commission rules, shares of Common Stock that may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Common Stock indicated as beneficially owned by them.

                DIRECTORS AND EXECUTIVE OFFICERS

     The Company anticipates that, after the closing of the Transaction, there will be certain changes in the composition of directors and executive officers. Please also see "Introduction
- Changes in Majority of Directors and Executive Officers," above.

     The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

Current Executive Officers and Directors

         Name           Age                    Position
----------------------------------------------------------------------------
Robert Byers             52        President,   Chief  Financial   Officer,
                                   Secretary, and a Director

Harrysen Mittler         50        Chief  Executive Officer,  and  Chairman
                                   of the Board

Randolf Katz             48        Director


Proposed Executive Officers and Directors After the Conclusion of the 10-day Period


         Name            Age                   Position
----------------------------------------------------------------------------
Prof. Dr. Dr. Jurgen     60       President, Chief Executive Officer,  and
Reimann                           Chairman of the Board

Dr. Antje Reimann        59       Director

Harrysen Mittler         50       Chief Financial Officer and a Director

Claudia Knotzsch         50       Secretary

Thomas Kuspert           33       Vice  President of Business  Development
                                  and Controller


     Prof. Dr. Dr. Jurgen Reimann. Prof. Dr. Dr. Hans-Jurgen Reimann will be our Chairman of the Board, President, and Chief Executive Officer effective as of the conclusion of the 10-day Period. Between 1997 and 1999, he was the medical director or AIT - special laboratory in Schwerin, Germany. Thereafter, he served as the Chief Executive Officer of the Acquired Business. Further, during the past ten years, he has been affiliated with the Medical School of NYU / Mount Sinai Lab of Immunologic Allergology, where, since 1996, he has served as a guest professor.

     Dr. Antje Reimann. Dr. Antje Reimann will be one of our directors effective as of the conclusion of the 10-day Period.
In March of 1978, Dr. Reimann commenced her medical practice in Munich, Germany, specializing in the areas of macular disease and allergies.

     Harrysen Mittler. Harrysen Mittler was our Chief Executive Officer and one of our directors since July 27, 2002. In connection with the Acquisition, he resigned as our Chief Executive Officer, but was appointed as our Chief Financial Officer effective as of the conclusion of the 10-day Period. Between March 9, 2001, and April 29, 2002, Mr. Mittler served as the Chairman of the Board, President, and Secretary of Grand Prix Sports, Inc., a publicly traded company that owned a 40% interest in Nordic Racing Limited, a Formula 3000 automobile racing team. From 1995 through autumn of 1999, Mr. Mittler served as Director,

President, and Chief Financial Officer of Wordcraft Systems, Inc., a publicly traded software company. In addition to his tenure at Grand Prix and Wordcraft, during the preceding five years, Mr. Mittler has also served as a business consultant to a variety of private enterprises.


     Claudia Knotzsch. Claudia Knotzsch will be our Vice President/General Counsel and Secretary effective as of the conclusion of the 10-day Period. She became licensed to practice law in Germany in 1991. Since then, Ms. Knotzsch has practiced as a commercial attorney, specializing in securities, media law, real property law, and wealth transfer issues.

     Thomas Kuspert. Thomas Kuspert will be our Vice President/Business Development and Controller effective as of the conclusion of the 10-day Period. During 1999, he was employed in the hospitality and hotel management industry at hotel 'Ostseestrand' and the restaurant 'Bourebica' at the Ease-See, Germany. Between the end of 1999 and mid-2001, Mr. Kuspert became employed in the health industry, marketing health insurance. Commencing in mid-2001, his duties expanded into the area of customer management.

Committees

     The Company does not have any standing audit, nominating, or compensation committees of the Board, or committees performing similar functions.

Meetings of the Board of Directors

     The Board did not hold any meetings during the fiscal year ended December 31, 2002. However, during such year, the Board of Directors took action by Unanimous Written Consent on four separate occasions.

     SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's officers, directors, and persons who beneficially own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company's review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended December 31, 2002, and during the current fiscal year, all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Except with respect to the Transaction, none of the Company's directors or officers, nor any proposed nominee for election as one of the Company's directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. One of our current directors, Randolf Katz, who is resigning effective as of the closing of the 10-day Period, has been our outside general counsel and is a partner in the law firm of Bryan Cave LLP.

                        LEGAL PROCEEDINGS

     The Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

                           SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOO GOURMET, INC.



By:  /S/ HARRYSEN MITTLER
     ------------------------
     Harrysen Mittler
     Chief Executive Officer